Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600
Foreign Exchange 8
Metals and Mining 82
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

04035282

MACQUARIE
BANK

23 June 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

dw 7/7

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Johnson
Date of last notice	14 May 2004 but 8 August 2003 regarding a Cash-settled put option exercisable against Macquarie Bank Limited (MBL)

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

G:\CAG\COS\DLEONG\BRD\ASX notices\JOHNSON\mrj18062004.doc

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Detail of new contract	In June 2001, Mark Johnson purchased a cash-settled put option exercisable against Macquarie Bank Limited in relation to 152,781 fully paid Macquarie Bank Limited Shares. This transaction (previously disclosed as a Shared Appreciation Loan) was scheduled to mature in June 2004. Mr Johnson has extended the term of this cash-settled put option so that it is now set to mature in August 2004. The cash-settled put option is only exercisable on the maturity date of the transaction which is set to fall within an authorised staff trading window. This transaction also enables Mr Johnson to participate in price gains in Macquarie Bank Limited shares to a nominated level above the current share price. Mr Johnson has paid a premium for the extension of this transaction.
Nature of interest	Direct
Name of registered holder (if issued securities)	
Date of change	18 June 2004
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	152,781 Macquarie Bank Limited fully paid ordinary shares
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	$25,972.77
Interest after change	152,781 Macquarie Bank Limited fully paid ordinary shares

Dated 23 June 2004

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	129,590
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	5,000 @ $18.14 each 105,422 @ $18.51 each 10,000 @ $19.09 each 5,000 @ $23.94 each 4,168 @ $24.56 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	129,590 on 17/6/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
216,474,285	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,301,466	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17 June 2004
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX/Media Release

MACQUARIE BANK

AMP Capital and MBL complete DUET management joint venture

17 June 2004 – AMP Capital Investors and Macquarie Bank today advised that they had completed the establishment of the 50:50 joint venture for the ongoing management of the Diversified Utility and Energy Trusts (DUET).

The completion of the joint venture is the latest step towards the proposed initial public offering (IPO) of DUET, as detailed in the announcement of 18 March 2004, which would establish DUET as a leading Australian based listed energy utility vehicle with assets diversified by energy source, geography and regulatory regime.

Before the IPO can go ahead, DUET needs to be registered as managed investment schemes and a product disclosure statement (PDS) needs to be finalised in relation to DUET and lodged with ASIC.

The issuers of the DUET units are AMPCI Macquarie Infrastructure Management No 1 Limited and AMPCI Macquarie Infrastructure Management No 2 Limited. The DUET PDS will be made available prior to the offer of DUET units when it is lodged with ASIC, which is expected to be prior to 30 June 2004. The PDS will then be able to be obtained from the lead manager's office in your state. The lead manager is Macquarie Equity Capital Markets Limited. Investors should consider the PDS in deciding whether to acquire the DUET units once they become available for issue.

For more information

AMP Capital:

Jillian Maxwell
Media Manager, AMP Capital
Tel: (02) 9257 2766
Mobile: 0411 886 859

MBL:

Suzanne Mercer
Public Affairs Manager
Ph: +61 2 8232 8525
Mob: 0413 946 706

Erica Sibree
Head of Investor Relations
Ph: +61 2 8232 5008
Mob: 0413 026 309

About DUET

DUET is an energy utility fund comprising two stapled wholesale trusts, jointly owned by AMP Capital Investors and Macquarie Bank:

- Diversified Utility and Energy Trust No 1 (DUET1); and
- Diversified Utility and Energy Trust No 2 (DUET2).

DUET has two boards – the board of DUET1 and board of DUET2 each consist of five Directors, being three Directors independent of the AMP Capital Group and the Macquarie Group and one representative of each of AMP Capital and Macquarie Bank.

DUET holds investments in United Energy Distribution (UED), Multinet and Alinta Networks. UED is an electricity distribution business in Victoria, Multinet and Alinta Networks are gas distribution businesses in Victoria and Western Australia. These assets will comprise the seed assets for the proposed listing of DUET.

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	22,696
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	16,862 @ $18.51 each 5,834 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22,696 on 18/6/04

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	216,496,981	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,278,770	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 June 2004
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	77,604
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	37,474 @ $18.51 each 38,464 @ $23.94 each 1,666 @ $29.50 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	77,604 on 21/6/04

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	216,574,585	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,196,297	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable).	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 June 2004
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market ~~8232 3600 Facsimile 8232 4227~~
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

21 June 2004

MACQUARIE BANK

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited,

as at 18th June 2004, was 0.040%.

Yours faithfully,

Dennis Leong
Company Secretary

Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

MACQUARIE BANK

Macquarie Bank Limited

UBS Australian Financial Services Conference

Allan Moss
Managing Director and Chief Executive Officer

Nicholas Moore
Group Head, Investment Banking

23 June 2004

MACQUARIE BANK

Outstanding EPS growth

354% over 10 years



250
200
150
100
50
0
A cents
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Diluted earnings per share.

Critical success drivers

→ Consistent strategy
  → Full service in Australia
  → Niche international - focus where we can add special value
→ Commitment to growth
→ Focus on people
→ Fostering an entrepreneurial environment

International income up 61% in year ended 31 March 2004

31% of total income*



A$m
800
700
600
500
400
300
200
100
0
1996
1997
1998
1999
2000
2001
2002
2003
2004

*Excluding earnings on capital

Focused businesses in Asia Pacific

MACQUARIE BANK



Full service

Korea
- Corporate finance & advisory
- Infrastructure finance & advisory
- Property finance & advisory
- Infrastructure funds mgt
- Property funds mgt
- Securities funds mgt
- Commodity derivatives
- *Futures broking*
- Financial markets derivatives
- *Cross border leasing*
- Leasing
- Equity derivatives and structured products
- Institutional stockbroking & research
- *Financial products*

Japan
- Corporate finance & advisory
- Infrastructure finance & advisory
- Infrastructure asset mgt
- Cross border leasing
- Leasing
- Equity derivatives and structured products
- Institutional stockbroking & research

Beijing
- Corporate finance & advisory

Taiwan
- Securities funds mgt
- Institutional stockbroking & research
- Leasing

Tianjin
- Property finance & advisory
- Property funds mgt
- Property development

Shanghai
- Property finance & advisory
- Property development
- Mortgages and securitisation
- Institutional stockbroking

Hong Kong
- Corporate finance & advisory
- *Infrastructure finance & advisory*
- Property finance & advisory
- Property funds mgt
- Commodity derivatives
- Cross border leasing
- Equity derivatives and structured products
- Institutional stockbroking & research
- Financial products

Malaysia
- Corporate finance & advisory
- Securities funds mgt
- Financial products
- Research

Indonesia, Thailand & The Philippines
- Institutional stockbroking & research

Auckland
- Retail financial services & advisory
- Securities funds mgt
- Corporate finance & advisory
- Leasing
- Institutional stockbroking & research
- Financial products

Singapore
- Corporate finance & advisory
- Leasing
- Institutional stockbroking & research
- Financial products

Wellington
- Retail financial services & advisory
- Institutional stockbroking & research

Christchurch
- Retail financial services & advisory

Focused businesses in the Americas

MACQUARIE BANK



Vancouver
- Corporate finance & advisory
- Leasing

Toronto
- Corporate finance & advisory
- Infrastructure finance & advisory
- Infrastructure funds mgt
- Leasing
- Financial products

Seattle
- Property finance

San Francisco
- Institutional stockbroking

San Jose
- Leasing

Los Angeles
- Property finance
- Financial products
- Golf course residential development

San Diego
- Leasing

Memphis
- Mortgages origination

Houston
- Energy finance

Charleston
- Agricultural commodities trading & structuring

Jupiter
- Golf course residential development

Boston
- Leasing

New York
- Corporate finance & advisory
- Infrastructure finance & advisory
- Infrastructure funds mgt
- Real estate investment banking
- Metals & mining finance, structuring & trading
- Agricultural commodities marketing, trading & structuring
- Futures broking
- Energy markets derivatives marketing
- Financial products
- Cross border leasing
- Leasing
- Institutional stockbroking & research

Chicago
- Property funds mgt
- *Real estate investment banking*

Sao Paulo
- Equity derivatives *marketing*
- Agricultural commodities *marketing, trading &* structuring & trade finance

MACQUARIE BANK

Focused businesses in Europe, Africa and the Middle East



United Kingdom
- → Corporate finance & advisory
- → Infrastructure finance & advisory
- → Wholesale property equity raising
- → Infrastructure funds mgt
- → Property funds mgt
- → Securities funds mgt
- → Metals and mining finance, structuring & trading
- → Agricultural commodities
- → Debt markets
- → Futures broking
- → Energy markets derivatives trading
- → Equity derivatives and structured products
- → Securities lending
- → Cross border leasing
- → Leasing
- → Institutional stockbroking & research

France
- → Leasing
- → Institutional stockbroking

Ireland
- → Leasing

South Africa
- → Corporate finance & advisory
- → Infrastructure finance & advisory
- → Infrastructure funds mgt
- → Equity derivatives & structured products
- → Capital markets structuring

Germany
- → Corporate finance & advisory
- → Infrastructure finance & advisory
- → Equity derivatives and structured products
- → Cross border leasing
- → Leasing
- → Institutional stockbroking

Austria
- → Corporate finance & advisory
- → Cross border leasing
- → Leasing

Switzerland
- → Institutional stockbroking

Bahrain
- → Wholesale property equity raising

MACQUARIE BANK

Commitment to growth

- → Predominantly organic growth
- → Continue to invest through the cycle
- → Supported by personnel and remuneration systems

MACQUARIE BANK

Focus on people

- Careful hiring
- Provide opportunities
- Respect contribution
- Excellent motivation and retention
- Remuneration system aligning staff and shareholder interests
- Staff movement minimised
- We believe in people living with the outcomes of their decisions

MACQUARIE BANK

Fostering an entrepreneurial environment

- The action is at the edge
- We expect every business to take responsibility for its growth
  - including recommending strategy
- The role of the centre is to provide an environment which fosters entrepreneurial activity
  - risk management the key role of the centre

Freedom within boundaries



Credit Risk Limits
Flexibility
Responsibility for recommending strategies and products
Brand Management
Market Risk Limits
Operational Standards

Advantages of freedom with boundaries

- → Decisions are made by those closest to the issue
- → Top management remains focussed on
  - →macro risks
  - →medium and long term issues
- → Risk of big mistakes are minimised
- → A sense of real business ownership
- → Entrepreneurial spirit

Macquarie Bank Limited

UBS Australian Financial Services Conference

Nicholas Moore
Group Head, Investment Banking

23 June 2004

IBG Business Continuum

IDEA	BROKERAGE	ADVICE	UNDERWRITING	FUNDS	PRINCIPAL
0	0.2-0.4%	0.6-1%	1.5-3%	10%?	30%?

- INFRASTRUCTURE
- TMET
- RESOURCES
- PROPERTY
- FINANCIAL INSTITUTIONS
- INDUSTRIALS

Value Creation →

MACQUARIE BANK

0	0.2-0.4%	0.6-1%	1.5-3%	10%?	30%?
IDEA	BROKERAGE	ADVICE	UNDERWRITING	FUNDS	PRINCIPAL

Business Characteristics

Advice
- Infrastructure

Long term

Speculative/High risk

Labour intensive

Funds

Few Opportunities

Substantial origination costs

Substantial execution cost

Need for financial optimisation

MACQUARIE BANK

0	0.2-0.4%	0.6-1%	1.5-3%	10%?	30%?
IDEA	BROKERAGE	ADVICE	UNDERWRITING	FUNDS	PRINCIPAL

Model Benefits

Advice

Scale – large skilled teams

Large portfolio of opportunities

Funds

Largest number of opportunities

Limited origination cost

Success only execution cost

Constant "state of the art" gearing

MACQUARIE BANK


0
IDEA
0.2-0.4%
BROKERAGE
0.6-1%
ADVICE
1.5-3%
UNDERWRITING
10%?
FUNDS
30%?
PRINCIPAL

Model Operation – Risk Management

Advice

Third party business dominant

Chinese wall protection

Funds

Governance/Alignment
- Chinese wall
- Majority independent board
- No Macquarie participation in related party dealing
- Transparent
- Distribution of surplus and operating cash
- MBL/Staff investment

Shared accountability for fund performance

MACQUARIE BANK

Actual Results – Deal Flow

- Key assets of the Infrastructure Funds have been sourced by Macquarie's global network of Infrastructure Executives
- Key examples include:

Infrastructure Fund	Key Asset	Location
MIG	Cintra Midlands Expressway 407ETR SR125	Spain,Portugal, Chile United Kingdom Canada US
MAp/MAG	Bristol Airport Birmingham Airport Rome Airport Sydney Airport	United Kingdom United Kingdom Italy Australia
MCG	Broadcast Australia	Australia
South Africa Infrastructure Fund	Bakwena Platinum Corridor Concessionaire	South Africa
GIF	Soojungsan Tunnel Parking Company of America Airports	Korea United States
KRIF	Kwangju 2nd Beltway Daegu-Busan Expressway Woomyunsan Tunnel Incheon International Airport Expressway Machang Bridge Cheonan Nonsan Expressway Baekyangsan Tunnel	Korea

0 → 0.2-0.4% → 0.6-1% → 1.5-3% → 10%? → 30%?

IDEA — BROKERAGE — ADVICE — UNDERWRITING — FUNDS — PRINCIPAL

Results


MIG
MCIG
MAp

ISF Listed Funds vs ASX200


1500%
1000%
500%
0%
Index
ISF Acc Index
ASX200 Acc Index
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03

0 → 0.2-0.4% → 0.6-1% → 1.5-3% → 10%? → 30%?

IDEA — BROKERAGE — ADVICE — UNDERWRITING — FUNDS — PRINCIPAL

Results – adjusted from jumbo capital raising


MAp
160
140
120
100
80
60
40
20
-
Aug-02
Oct-02
Dec-02
Feb-03
Apr-03
Jun-03
Aug-03
Oct-03
Dec-03
Feb-04
Apr-04

MACQUARIE BANK

0	0.2-0.4%	0.6-1%	1.5-3%	10%?	30%?
IDEA	BROKERAGE	ADVICE	UNDERWRITING	FUNDS	PRINCIPAL

Actual Results – Asset Management

Airports	Revenue Increase^	EBITDA Increase^
	↑	↑
	↑	↑
	↑	↑
	↑	↑

Roads	Revenue Increase*	EBITDA Increase*
	↑	↑
	↑	↑
	↑	↑
	↑	↑

Our value add

** Six months to Dec'03 ^ Most recent reported financial year*

MACQUARIE BANK

0	0.2-0.4%	0.6-1%	1.5-3%	10%?	30%?
IDEA	BROKERAGE	ADVICE	UNDERWRITING	FUNDS	PRINCIPAL

Actual Results – Asset Management

MCIG (Broadcast Australia)
↑
↑

Our value add

** Six months to Dec'03 on pcp*

MACQUARIE BANK

0 IDEA → 0.2-0.4% BROKERAGE → 0.6-1% ADVICE → 1.5-3% UNDERWRITING → 10%? FUNDS → 30%? PRINCIPAL

Asset Management - current example

MIG's 40% investment in Cintra



?
€428m
Addt'l 13.8%
407 DIRECT
20%+
IRR
€868m
€1,000m+
2001/02
INVESTMENT
€2.17bn valuation
For Cintra
2004
SALE
€3.6bn valuation
For Cintra

MACQUARIE BANK

0 IDEA → 0.2-0.4% BROKERAGE → 0.6-1% ADVICE → 1.5-3% UNDERWRITING → 10%? FUNDS → 30%? PRINCIPAL

Progress of Model

Equities

ING Asian Equities
- 12 Offices
- 450 Employees
- Approximately doubles existing revenue

Corporate Finance Executive

America	0
Europe	+19
Asia	+12
Australia	+36

New Funds

MEIF (Europe)	€422m	A$1.6bn since March'04
MFD (US Closed End)	US$170m	
MPT (Canada Power)	C$212m	
KRIFII/III	A$440m	
US Mutual Funds	US$900m	
Austn Retail Funds	A$167m	

Under Way

MIAT (US IPO)	US$400m+
DUET (PDS by 30/6)	A$600m
GIF II	A$400m
Regional Media Fund	A$400m
Extra	
KRIF IV	A$400m
MEIF	€600m

File Number: 82-34740

Notice of Annual General Meeting 29 July 2004

MACQUARIE BANK LIMITED
ACN 008 583 542

MACQUARIE BANK

10.30 am, The Grand Ballroom, Lower Level, The Westin Sydney, No.1 Martin Place, Sydney, NSW.

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

10 June 2004

MACQUARIE
BANK

Dear Shareholder

The 2004 Annual General Meeting of Macquarie Bank Limited will be held in The Grand Ballroom, Lower Level, The Westin Sydney, No. 1 Martin Place, Sydney, New South Wales on Thursday, 29 July 2004, at 10.30 am.

The Managing Director and I will comment briefly on the Bank's performance during the year to 31 March 2004 at the meeting and you are also referred to the comments in the Bank's 2004 Annual Review for further information.

The meeting will cover the ordinary business transacted annually and the following special business:

- the issue of options to executive Voting Directors; and
- some changes to the Bank's Constitution.

Shareholders are invited to join the Board for light refreshments at the conclusion of the meeting. If you plan to attend please bring the enclosed proxy form to facilitate your registration. I look forward to seeing you then.

Yours faithfully

David S Clarke
Chairman

Notice is hereby given that the 2004 Annual General Meeting of Macquarie Bank Limited, ACN 008 583 542, will be held in The Grand Ballroom, Lower Level, The Westin Sydney, No. 1 Martin Place, Sydney, New South Wales on Thursday, 29 July 2004, at 10.30 am. Registration will open at 9.30 am.

Ordinary Business

1. Financial Statements

To consider and receive the Financial Report, the Report of the Voting Directors and the Auditor's Report for the year ended 31 March 2004.

2. Re-election of Mr DS Clarke as a Voting Director

To consider and, if thought fit, to pass the following as an ordinary resolution:

That Mr DS Clarke be re-elected as a Voting Director of the Company.

3. Re-election of Mr MRG Johnson as a Voting Director

To consider and, if thought fit, to pass the following as an ordinary resolution:

That Mr MRG Johnson be re-elected as a Voting Director of the Company.

4. Re-election of Mr JG Allpass as a Voting Director

To consider and, if thought fit, to pass the following as an ordinary resolution:

That Mr JG Allpass be re-elected as a Voting Director of the Company.

5. Election of Ms CB Livingstone as a Voting Director

To consider and, if thought fit, to pass the following as an ordinary resolution:

That Ms CB Livingstone, having been appointed as a Voting Director since the last general meeting, be elected as a Voting Director of the Company.

Special Business

Approval of Executive Directors' Participation in Employee Share Option Plan

6. Mr AE Moss

To consider and, if thought fit, to pass the following as an ordinary resolution:

That the following be approved:

a) participation in the Macquarie Bank Employee Share Option Plan ("Plan") as to a maximum of 165,600 options, by Mr AE Moss, Managing Director or, if Mr Moss so elects, a Controlled Company (as defined in the rules of the Plan) of his; and

b) acquisition accordingly by Mr Moss or his Controlled Company of options up to the stated maximum and, in consequence of exercise of those options, of ordinary shares of the Company,

all in accordance with the terms of the Plan and on the basis described in the Explanatory Notes on Items of Business accompanying the Notice of Meeting convening this meeting.

7. Mr MRG Johnson

To consider and, if thought fit, to pass the following as an ordinary resolution:

That the following be approved:

a) participation in the Macquarie Bank Employee Share Option Plan ("Plan") as to a maximum of 20,900 options, by Mr MRG Johnson, Executive Director or, if Mr Johnson so elects, a Controlled Company (as defined in the rules of the Plan) of his; and

b) acquisition accordingly by Mr Johnson or his Controlled Company of options up to the stated maximum and, in consequence of exercise of those options, of ordinary shares of the Company,

all in accordance with the terms of the Plan and on the basis described in the Explanatory Notes on Items of Business accompanying the Notice of Meeting convening this meeting.

8. Mr LG Cox

To consider and, if thought fit, to pass the following as an ordinary resolution:

That the following be approved:

a) participation in the Macquarie Bank Employee Share Option Plan ("Plan") as to a maximum of 8,400 options, by Mr LG Cox, Executive Director or, if Mr Cox so elects, a Controlled Company (as defined in the rules of the Plan) of his; and

b) acquisition accordingly by Mr Cox or his Controlled Company of options up to the stated maximum and, in consequence of exercise of those options, of ordinary shares of the Company,

all in accordance with the terms of the Plan and on the basis described in the Explanatory Notes on Items of Business accompanying the Notice of Meeting convening this meeting.

9. Mr DS Clarke

To consider and, if thought fit, to pass the following as an ordinary resolution:

That the following be approved:

a) participation in the Macquarie Bank Employee Share Option Plan ("Plan") as to a maximum of 82,800 options, by Mr DS Clarke, Executive Chairman or, if Mr Clarke so elects, a Controlled Company (as defined in the rules of the Plan) of his; and

b) acquisition accordingly by Mr Clarke or his Controlled Company of options up to the stated maximum and, in consequence of exercise of those options, of ordinary shares of the Company,

all in accordance with the terms of the Plan and on the basis described in the Explanatory Notes on Items of Business accompanying the Notice of Meeting convening this meeting.

10. Amendments to the Constitution

To consider and, if thought fit, to pass the following as a special resolution:

That the Constitution of the Company be amended as follows:

1. Replace all references to "Corporations Law" with "Corporations Act" and update reference to "Division 3 of Part 7.13 of the Corporations Law" to "Division 3 of Part 7.11 of the Corporations Act" in Article 19(3)(a).

2. In Article 34. GENERAL MEETINGS replace the existing Article 34(2) with the following:

"(2) Where a general meeting (including an annual general meeting) is convened by the Voting Directors they may by notice, whenever they think fit:

(a) cancel the meeting;

(b) subject to Article 34(5), postpone the holding of the meeting to such date and time reasonably determined by them; or

(c) change the place for the meeting.

This Article 34(2) does not apply to a meeting convened in accordance with the Corporations Act by a single Voting Director, by members, by the Voting Directors on the request of members or to a meeting convened by a court."

And add the following new Articles after Article 34(2):

"(3) Notice of cancellation or postponement or change of place of a general meeting:

(a) must state the reason for the cancellation or postponement;

(b) must be given in writing to each member entitled to vote at the meeting and to each Voting Director; and

(c) subject to the Corporations Act and the Listing Rules, may be given in any other

manner determined by the Voting Directors.

(4) A notice of postponement of a general meeting must specify:

(a) the postponed date and time for the holding of the meeting;

(b) a place for the holding of the meeting which may be either the same as, or different from, the place specified in the notice convening the meeting; and

(c) if the meeting is to be held in two or more places, the technology that will be used to facilitate the holding of the meeting in that manner.

(5) The number of clear days from the giving of a notice postponing the holding of a general meeting under Article 34(3)(b) to the date specified in that notice for the holding of the postponed meeting must not be less than 14 days.

(6) The only business that may be transacted at a general meeting the holding of which is postponed is the business specified in the original notice convening the meeting.

(7) Where by the terms of an instrument appointing a proxy or attorney or an appointment of a representative of a member:

(a) the appointed person is authorised to attend and vote at a general meeting or general meetings to be held on or before a specified date; and

(b) the date for holding the meeting is postponed to a date later than the date specified in the instrument of proxy, power of attorney or appointment of Representative,

then, by force of this article, that later date is substituted for and applies to the exclusion of the date specified in the instrument of proxy, power of attorney or appointment of representative unless the member appointing the proxy, attorney or representative gives to the Company at its registered office or in such other manner as the Company determines, notice in writing to the contrary not less than 48 hours before the time to which the holding of the meeting has been postponed.

(8) The non-receipt of notice of a general meeting or cancellation or postponement of a general meeting by, or the accidental omission to give notice of a general meeting or cancellation or postponement of a general meeting to, a person entitled to receive notice does not invalidate any resolution passed at the general meeting or at a postponed meeting or the cancellation or postponement of a meeting."

3. In Article 51. COMPULSORY RETIREMENT, replace existing Articles 51(1) to 51(3) with:

"(1) At each annual general meeting of the Company, the Voting Directors who must retire from office are determined as follows:

(a) each Voting Director appointed by the Voting Directors under Article 50(1) in accordance with Article 50(2);

(b) each Voting Director who, if they do not retire from office at that annual general meeting, would hold office past the third annual general meeting following the later of the Voting Director's appointment and last re-election; and

(c) the Voting Directors longest in office since last elected by the

Company such that the total number of Voting Directors to retire at that annual general meeting under this Article 51(1) is not less than the number closest to (but not exceeding) one-third of the total number of Voting Directors in office.

None of the Managing Director and any alternate Voting Director is to be taken into account in determining the number of Voting Directors to retire.

(2) If there are two or more Voting Directors who have been in office an equal length of time, then in default of agreement between those Voting Directors, the Voting Director or Voting Directors to retire in accordance with Article 51(1)(c) shall be determined by lot.

(3) Subject to this Constitution a retiring Voting Director holds office until the conclusion of the meeting at which that Voting Director retires but is eligible for re-election."

4. *In Article 63. ALTERNATE DIRECTORS, replace existing Article 63(3) with:*

"(3) An alternate Voting Director may exercise all the powers of the appointor except the power to appoint an alternate Voting Director, and subject to the Corporations Act, may perform all the duties of the appointor except to the extent that the appointor has exercised or performed them."

And add the following new Articles after Article 63(6):

"(7) Whilst acting as a Voting Director, an alternate Voting Director:

(a) is an officer of the Company and not the agent of the appointor; and

(b) is responsible to the exclusion of the appointor for the alternate Voting Director's own acts and defaults.

(8) An alternate Voting Director is not entitled to receive from the Company any remuneration or benefit under Article 52.

(9) The appointment of an alternate Voting Director may be terminated at any time by the appointor even if the period of the appointment of the alternate Voting Director has not expired, and terminates in any event if the appointor ceases to be a Voting Director.

(10) An alternate Voting Director is not to be taken into account separately from the appointor in determining the number of Voting Directors.

(11) A person who is present at a meeting of Voting Directors as an alternate Voting Director has one vote for each absent Voting Director who would be entitled to vote if present at the meeting and for whom that person is an alternate Voting Director and, if that person is also a Voting Director, has one vote as a Voting Director in that capacity."

5. *As a consequence of the changes to Article 51 above, replace existing Article 70(3) with:*

"(3) The Managing Director is not subject to retirement under Article 51."

Voting Exclusion Statement

The Company will disregard any votes cast on Items 6, 7, 8 and 9 by any Voting Director and any associate of a Voting Director. However, the Company need not disregard a vote if:

(a) it is cast by a Voting Director as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by a Voting Director who is chairing the meeting, as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By order of the Board

Dennis Leong
Company Secretary
Sydney, 10 June 2004

Notes

1. If you cannot attend, you may appoint a proxy to attend and vote for you. You may nominate one or two persons to vote on your behalf at the meeting. If two proxies are appointed, each proxy may be appointed to represent a specified number or proportion of your votes. If no such number or proportion is specified, each proxy may exercise half your votes. A proxy form and a reply paid envelope have been included for members with this Notice of Meeting. Proxy voting instructions are provided on the back of the proxy form.

   A proxy need not be a member. If you wish to direct a proxy how to vote on any resolution place a mark (eg a cross) in the appropriate box on the proxy form and your votes may only be exercised in that manner. You may split your voting direction by inserting the number of shares or percentage of shares that you wish to vote in the appropriate box.

2. Proxies must be received by the Company's share registry, Computershare Investor Services Pty Limited, GPO Box 242, Melbourne, Victoria, 8060 or at Level 2, 60 Carrington Street, Sydney NSW 2000 (facsimile number (02) 8235 8220), or at the Company's registered office in the ACT, not less than 48 hours before the meeting. Any revocations of proxies must be received at one of these places before the commencement of the meeting, or at the registration desk at the Westin Sydney for the 2004 Annual General Meeting from 9.30am on the day of the meeting.

3. Pursuant to Regulation 7.11.37 of the Corporations Regulations 2001 (Cwlth), the holders of the Company's ordinary shares for the purposes of the meeting, will be those registered holders of the Company's ordinary shares at 7.00 pm (Sydney time) on Tuesday, 27 July 2004.

4. This Notice of Meeting is also being sent to holders of Macquarie Income Securities. Holders of these securities may attend the Annual General Meeting but are not entitled to vote on any of the proposed resolutions.

5. Section 136(2) of the Corporations Act 2001 (Cwlth) provides that, to be effective, Item 10 must be passed by at least 75% of the votes cast by members entitled to vote on Item 10.

Item 1: Reports and Accounts

As required by section 317 of the Corporations Act 2001, the Financial Report, Directors' Report and Auditor's Report of Macquarie Bank Limited (the "Bank" or the "Company") for the most recent financial year will be laid before the meeting. There is no requirement for a formal resolution on this item.

Items 2, 3 and 4: Re-Election of Voting Directors Retiring by Rotation

Voting Directors, David Clarke, Mark Johnson and John Allpass retire by rotation and offer themselves for re-election.

David S Clarke, AO, BEc (Hons), Hon DScEcon (Syd), MBA (Harv)
Executive Chairman since the Bank's inception in February 1985
Chairman of the Board Nominating Committee
Member of the Board Remuneration Committee
Chairman of the Board Risk Committee
He is 62 years of age.

David Clarke has been Executive Chairman of Macquarie Bank Limited since its formation in 1985. From 1971 to 1977 he was Joint Managing Director of Hill Samuel Australia Limited (the predecessor business to Macquarie Bank Limited), from 1977 to 1984 its Managing Director, and from 1984, its Executive Chairman.

He is Chairman of McGuigan Simeon Wines Limited, the Wine Committee of the Royal Agricultural Society of New South Wales, the Opera Australia Capital Fund and the Sydney Advisory Board of the Salvation Army as well as being a member of the Harvard Business School Asia Advisory Committee.

He is a former Chairman of Goodman Fielder Limited and Australian Rugby Union Limited and a former President of the National Council of Opera Australia.

In his role as Executive Chairman of the Bank, he is Chairman of Macquarie Goodman Management Limited as well as the managers of Macquarie ProLogis Trust, Macquarie Goodman Industrial Trust, Macquarie Office Trust and Macquarie CountryWide Trust. His other executive duties include responsibility for the Direct Investments Division and membership of the Bank's Executive Committee.

The Bank has noted that one of the ASX Corporate Governance Council's best practice recommendations is that listed companies should have an independent director as chairperson. However, for the reasons set out below, the Board believes that Mr Clarke is the most appropriate person to be the Bank's Chairman and that other measures adopted by the Bank provide an appropriate check on management power.

He has been Executive Chairman of Macquarie Bank Limited since its formation and accordingly, has an extensive knowledge of the activities of the Bank and its businesses, gained at the most senior management level. Given the Bank's diverse, complex and highly specialised activities, it is important that the Board is chaired by someone with a deep understanding of the Bank's operations.

Mr Clarke's experience in investment banking, and as a chairman of major listed companies, is also important in ensuring that the Board is provided by management with adequate information to facilitate effective decision making. Mr Clarke's wide experience enables him to provide support and advice to the Managing Director and Chief Executive Officer while respecting executive responsibility.

The Bank's dependence on the performance of its staff is a further reason why, like most global investment banks, the Bank believes it is in shareholders' interests to have a number of Board members with operating experience of the businesses. It is noted that the Executive Chairman role has worked well for a long time at the Bank and continues to work well.

Mr Clarke has had a key role in setting the broad business strategies, recruitment and remuneration policies and professional and ethical standards, which have been the foundations of the Bank's long-term success.

For the period from listing of its shares on Australian Stock Exchange Limited ("ASX") on 29 July 1996 to 31 May 2004, the Bank's total shareholder return was better than that of every company which was in the ASX Top 50 (by market capitalisation) at the time the Bank's shares were first quoted on ASX.

The Bank has adopted a number of practices to regulate the division of responsibilities between the Board and management, and the accountability of management to the Board, including:

- the separation of the role of Executive Chairman from that of the Managing Director and Chief Executive Officer;

- the appointment of Mr McCann as Lead Independent Director on 26 June 2003;
- having a majority of Independent Directors on the Board;
- the Independent Directors meeting at least once annually as a group and in the absence of any executives;
- the delegation of certain responsibilities to Board Committees, a number of which the Executive Chairman is not a member;
- all Voting Directors having access to other members of management in relation to the Board Committees of which they are members;
- the ability of Voting Directors to seek independent professional advice for company related matters at the Bank's expense;
- appropriate induction procedures for new Voting Directors so that they can fully contribute to Board discussions at the earliest possible time; and
- an annual assessment of the Executive Chairman and the Managing Director and Chief Executive Officer by the Independent Directors.

The Board unanimously recommends that shareholders vote in favour of David Clarke's re-election.

Mark RG Johnson, LLB (Hons) (Melb), MBA (Harv)
Deputy Chairman since September 2000
Executive Voting Director since February 1987
Member of the Board Corporate Governance Committee
Member of the Board Risk Committee
He is 63 years of age.

Mark Johnson joined Macquarie Bank in February 1987 as an Executive Director of the Bank and Chairman of its Corporate Services Division. He was joint Managing Director of Hill Samuel Australia Limited with David Clarke from 1971 to 1977 and an Executive Director of Hill Samuel & Co. London until 1980. He was founding Director of the Australian Bank in 1981 and resigned from that position in 1986 before rejoining Macquarie Bank.

He is Chairman of The Australian Gas Light Company Limited, Chairman of Macquarie Infrastructure Group and a director of the Victor Chang Cardiac Research Institute Limited. He is also one of the Prime Minister's three personal representatives to the APEC Business Advisory Council. He is a former director of Biota Holdings Limited, the Sydney Futures Exchange and Pioneer International Limited.

As discussed above, due to the diverse, complex and highly specialised nature of the Bank's activities, there are very significant advantages in having executives with operating experience of its businesses on the Board and involved in the Board's review and assessment of the Bank's corporate strategy.

Mr Johnson has spent thirty-eight years in investment banking, which has given him experience of the cycles, risks and the structural changes which apply to the investment banking industry and to its clients. This experience is kept relevant as he remains actively involved in the Bank's corporate finance business and in constant contact with the intangibles that are core strengths of the Bank – the value systems, the work ethics, the attitudes and the skills of the Bank's staff.

His chairmanships and non-executive directorships have added to his experience and perspective of the business environment.

The Board unanimously recommends that shareholders vote in favour of Mark Johnson's re-election.

John G Allpass, FCA, FCPA, FAICD
Independent Voting Director – joined the Board in January 1994
Chairman of the Board Audit and Compliance Committee
Member of the Board Remuneration Committee
Member of the Board Risk Committee
He is 63 years of age.

John Allpass is a Chartered Accountant and has 32 years experience in the accounting profession. He was Managing Partner of KPMG Peat Marwick's Queensland practice for nine years until 1993. He was also a member of the KPMG Peat Marwick National Board.

He is currently Chairman of Envestra Limited and a director of Queensland Investment Corporation and MBF Australia Limited, a member of the Brisbane Advisory Board of the Salvation Army, a Councillor of St John's College and Chairman of the National Trust St John's Cathedral Fund Raising Board. He has held a number of other corporate appointments in the past. He is also the chairman of three compliance committees of two Bank subsidiaries, as noted in the Bank's 2004 Annual Review.

During his career in the accounting profession, Mr Allpass served as an auditor of several public companies and other significant

enterprises and then practiced for many years in the area of corporate recovery, receiverships and workouts. Together with his roles as a non-executive director on a number of public company boards, his accounting career has given him experience in many and diverse industries including manufacturing, hotels and resorts, property, infrastructure, media, hospitals and health, and investment management.

He brings to the Board considerable commercial and management experience and judgment, a preparedness to challenge management assumptions and particular attention to risk management.

The Board unanimously recommends that shareholders vote in favour of John Allpass' re-election.

Item 5: Election of Voting Director Appointed since the Last General Meeting

Catherine Livingstone, having been appointed by the Board as a Voting Director since the last general meeting of the Bank, offers herself for election.

Catherine B Livingstone BA (Hons) (Macquarie) FCA FTSE
Independent Voting Director – joined the Board in November 2003
Member of the Board Audit and Compliance Committee
Member of the Board Risk Committee
She is 48 years of age.

Catherine Livingstone was the Managing Director of Cochlear Limited from 1994 to 2000. Prior to that she was the Chief Executive Finance at Nucleus Limited and before that held a variety of finance and accounting roles including having been with chartered accountants, Price Waterhouse, for several years.

Ms Livingstone was awarded an Eisenhower Fellowship in 1999, the Institute of Chartered Accountants in Australia Chartered Accountant in Business Award in 2000 and a Centenary Medal in 2003 for service to Australian Society in Business Leadership. She was elected a Fellow of the Australian Academy of Technological Sciences and Engineering in 2002.

She is currently Chairman of the CSIRO and the Australian Business Foundation and is a director of Telstra Corporation and the Sydney Institute. She is also a member of the Advisory Board for the Department of Accounting and Finance at Macquarie University. She is a former director of Rural Press Limited and Goodman Fielder Limited.

Ms Livingstone has a major interest in and understanding of innovation, including new business models, experience across a range of industries and in working with government and the public sector. She brings to the Board significant experience as a non-executive director with a focus on risk management and the tasks of audit committees.

The Board unanimously recommends that shareholders vote in favour of Catherine Livingstone's election.

Items 6, 7, 8 and 9: Approval of Executive Voting Directors' Participation in the Employee Share Option Plan

Requirement for Approval

ASX Listing Rule 10.14 provides that a listed company may only permit a director of the company to acquire shares or rights to shares under an employee incentive scheme where that director's participation has been approved by an ordinary resolution of shareholders. This rule applies to Voting Directors of the Bank.

The approval of shareholders is sought to permit Allan Moss, Mark Johnson, Laurie Cox and David Clarke to participate this year with other executives in the Macquarie Bank Employee Share Option Plan ("Plan") up to the maximum acquisition amounts specified in the resolutions.

Following shareholder approval at the 2002 Annual General Meeting the following options were issued to Voting Directors:

- Mr Moss – 156,800 options on 1 August 2002 with an exercise price of $30.51
- Mr Johnson – 88,200 options on 1 August 2002 with an exercise price of $30.51
- Mr Clarke – 78,400 options on 30 August 2002 with an exercise price of $30.51

No options were granted to Voting Directors in 2003.

Approval Limits

The maximum number of Macquarie Bank Limited fully paid ordinary shares ("Shares") and options to acquire Shares for which

approval is sought assumes that all the options offered to the Executive Voting Directors are granted and subsequently exercised.

Terms of Issue

The proposed options will be granted pursuant to the rules governing the Plan ("Rules") and, other than as described in these explanatory notes, will have essentially the same terms as options issued to Executive Voting Directors under the Plan in recent years.

Under the Plan, a participant may nominate a Controlled Company as the holder of the options allocated. A Controlled Company is defined in the Rules to mean, in relation to an executive, a body corporate in respect of which one or more of the following applies:

(a) the executive holds more than one-half of the issued share capital;

(b) the executive is in a position to cast, or control (directly or indirectly) the casting of more than one-half of the maximum number of votes that might be cast at a general meeting of that body corporate; and

(c) the executive controls the composition of the board of directors, committee of management, council or other governing authority.

The five year options will be granted for no cash consideration and be exerciseable at the weighted average price of Shares traded on ASX during the one week before the date of grant of the options (adjusted for special trades and any cum-dividend trading). The options will vest as to one third of the allocation on each of 1 July 2006, 1 July 2007 and 1 July 2008. Each option cannot be exercised before vesting and will lapse unexercised if the relevant Executive Voting Director leaves the Bank before the option has vested.

Once vested, options may only be exercised if the Bank's average annual return on ordinary equity for the three previous financial years has been, after vesting, at or above the 65th percentile of the corresponding figures for all companies in the then S&P/ASX 300 Industrials Index, with the condition to be examined quarterly from vesting until expiry of the options. Options which have vested but are not able to be exercised at a particular examination date, will be exerciseable (until expiry) at or after future quarterly examination dates when, and if, the exercise condition pertaining to any of those dates has been met.

Background

The Bank's remuneration policy for Executive Voting Directors is discussed in the Directors' Report (page 49) in the 2004 Annual Review.

All of the Bank's Executive Directors, including Executive Voting Directors:

- receive base remuneration, which is determined by reference to market conditions;
- receive performance-based remuneration; and
- are eligible to participate in the Plan.

The remuneration policy is designed to encourage superior and long-term commitment to the Bank by having a large part of these executives' remuneration each year based on their own individual, and the Bank's, performances. An amount equal to a portion of each year's annual profit share received by these executives must be held subject to restrictions designed to align their interests with shareholders. These restrictions include the forfeiture of some or all of the restricted profit share upon the occurrence of a disqualifying event, vesting arrangements for up to 10 years and, from 2004 onwards, a requirement to hold or invest at least one-third of annual restricted amounts in the Bank's shares under these arrangements.

In 2003, the Bank commissioned an independent review of its remuneration. That review concluded that:

- total remuneration expense as a percentage of revenue was in line with, or more conservative than, competitors;
- options remained the primary long-term incentive vehicles used by global peers of the Bank; and
- delivery of some of the annual long-term incentive vehicles in the form of equity was appropriate to align the interests of senior executives and shareholders.

The Bank considers that these conclusions remain valid.

The Bank believes that its remuneration policies and practices, which have to a large extent been in place since the Bank was formed, have been successful in meeting the Bank's remuneration objectives and delivering long-term value to shareholders.

The Bank has been consistently profitable with significant growth in profits over time. Since its formation as Macquarie Bank, annual net profit attributable to ordinary shareholders has grown from $13 million in 1986, its first full year of

operation, to $93 million in 1996 when the Bank listed its shares on ASX, to $494 million in the year just ended. As mentioned above, for the period from listing on 29 July 1996 to 31 May 2004, the Bank's total shareholder return was better than that of every company which was in the ASX Top 50 at the time of the Bank listing its shares on ASX.

In 1999/2000, the Bank altered the basis of its employee option allocations to better reflect individual contributions. As a result, option allocations more closely resemble the annual allocation of profit share. This allows the Bank to better match reward with performance and, due to the vesting over time of employee options, provide further incentives for executives to stay with the Bank and improve the Bank' performance and share price.

The following Voting Directors are entitled to participate in the Plan: Allan Moss, Mark Johnson, Laurie Cox and David Clarke. It is proposed to grant Allan Moss 165,600 options, David Clarke 82,800 options, Mark Johnson 20,900 options and Laurie Cox 8,400 options under the Plan, consistent with the approach described above.

The fair value of each option on grant will not be known precisely until they have been granted. However, as an indication for shareholders, the fair value has been estimated at $4.07 per option using a combination of Monte Carlo and trinomial option pricing frameworks adjusted to take account of option trading period restrictions, the vesting timeframes and the performance hurdles. The following key assumptions were adopted in estimating the value of the proposed options: 6.15% pa risk free interest rate, four year expected average life of options, 24.2% volatility of share price and dividend yield of 3.64% p.a. The market price of the Shares and the exercise price of the proposed options for the purpose of this calculation were assumed to be $33.51, the closing market price on 31 May 2004.

Each option is exercisable into one Share of the Bank. As at 31 May 2004, the number of Shares on issue was 216,044,782. Assuming that each of the options that is proposed to be granted to Mr Moss, Mr Johnson, Mr Cox and Mr Clarke is exercised, the extent to which existing shareholders' interests will be diluted by the exercise of these options is approximately 0.13%.

A summary of ASX trading in the Bank's fully paid shares over the last year is shown in the table below.

Summary of Trading in Macquarie Bank Limited Shares on ASX Since June 2003

Month	Monthly Share Price ($)			Monthly Volume (000s)
	High	Low	Close	
2003				
June	29.63	27.56	28.80	18,172
July	30.66	28.42	30.60	12,808
August	32.42	29.90	31.66	21,178
September	34.63	31.69	34.50	16,136
October	36.40	34.16	34.84	21,200
November	35.65	32.11	33.98	19,371
December	35.64	33.52	35.56	14,140
2004				
January	35.55	33.39	34.30	11,000
February	34.28	32.00	33.10	16,488
March	35.94	33.22	35.80	14,560
April	37.40	34.62	34.65	11,179
May	35.23	32.53	33.51	29,566

Details of the remuneration and existing Bank share and option holdings of Allan Moss, David Clarke, Mark Johnson and Laurie Cox is shown on pages 50 to 54 in the Directors' Report in the 2004 Annual Review and on pages 41 to 44 in the 2004 Financial Report.

As at 31 May 2004, Allan Moss held 357,800 options, David Clarke held 166,400 options, Mark Johnson held 88,200 options and Laurie Cox held no options, under the Plan. Mr Cox held 4,200 options which were issued in 2000 and 2001 under the Non-Executive Director Share Option Plan. Mr Cox became an Executive Director during the 2004 financial year.

Noting the interests of the Executive Voting Directors, the proposed option grants are unanimously recommended to shareholders by the Board and, if approved, will be made as soon as practicable and no later than 31 December 2004.

Item 10: Approval of Amendments to Constitution

It is proposed that the Bank's Constitution be updated and amended as follows:

Corporations Act references

In July 2001, the Corporations Act 2001 (Cth) commenced operation as a national Act throughout all States and Territories of Australia. To reflect this change, it is proposed that all references to "Corporations Law" be replaced with "Corporations Act".

The change in Article 19(3)(a) from a reference to "Division 3 of Part 7.13 of the Corporations Law" to "Division 3 of Part 7.11 of the Corporations Act" is also an update to reflect changes in the legislation.

Cancellation, postponement and change of venue of general meetings

The existing Constitution does not permit the Voting Directors to cancel, postpone or change the venue of a general meeting once it has been convened. The proposed amendments will provide the Board with the ability to do so in the limited circumstances and in the strict manner described. The only business which will be able to be dealt with at a postponed meeting will be the business specified in the original notice convening the meeting.

The new provisions in Article 34 will not apply to a meeting convened in accordance with the Corporations Act by a single Voting Director, by members, by the Voting Directors on the request of members or to a meeting convened by a court.

Retirement of Voting Directors

Under Article 51 of the existing Constitution, the number of Voting Directors closest to (but not exceeding) one-third of the Voting Directors must retire at each annual general meeting.

The proposed amendments to Article 51 provide that a Voting Director who is standing for election at a general meeting of the Company because they have been appointed by the Voting Directors in accordance with existing Article 50(1) to fill a casual vacancy or as an additional Voting Director since the last general meeting of the Company, will be counted towards the one-third retirement requirement under this Article.

Current ASX Listing Rules require generally that directors of ASX listed companies seek re-election at every third annual general meeting. In recent years, including this year, the effect of the Bank's existing Constitution has been to require some Voting Directors to seek re-election at the second annual general meeting since they were last re-elected. The proposed changes will reduce this to the extent that new Voting Directors are appointed by the Board during the year.

Alternate Voting Directors

The proposed amendments are intended to clarify the rights and responsibilities of alternate Voting Directors. There are no current alternate Voting Directors.

A copy of the current Constitution of the Bank is available on the Macquarie Bank website at *http://www.macquarie.com.au/au/about_macquarie/acrobat/mbl/constitution02.pdf* or a hardcopy marked-up for the proposed changes may be obtained free of charge by contacting the Assistant Company Secretary on (02) 8232 3506.

Requirement for Approval

Changes to the Constitution require a special resolution of shareholders.

The Board unanimously recommends that shareholders approve the proposed amendments to the Constitution.